AIMFINITY INVESTMENT MERGER SUB I

c/o Docter Inc.
14F-7, 597 Jiuru 2nd Rd
Sanmin District
Kaohsiung City, Taiwan

VIA EDGAR

March 4, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Juan Grana

Re:	Aimfinity Investment Merger Sub I Registration Statement on Form F-4, as amended (File No. 333-284658) (the “Registration Statement”)

Dear Mr. Grana:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Aimfinity Investment Merger Sub I, hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Standard Time on Thursday, March 6, 2025, or as soon as thereafter practicable.

Very truly yours,

Aimfinity Investment Merger Sub I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Director

Docter Inc.

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer

cc:	Robinson & Cole LLP Winston & Strawn LLP